UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Gander Mountain Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36471P 10 8

(CUSIP Number)

Lynn M. Anderson, Esq., Assistant Secretary

Holiday Stationstores, Inc.

Bloomington, Minnesota 55437

Telephone: (952) 830-8087

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36471P 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Holiday Stationstores, Inc. I.R.S. Identification No. 410880942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,855,609

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,855,609

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,855,609

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.5% based on 24,072,494 shares outstanding

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Gander Mountain Company (the “Company”).  The principal executive offices of the Company are at 180 East Fifth Street, Suite 1300, Saint Paul, Minnesota 55101.

Item 2.	Identity and Background

The person filing this statement is Holiday Stationstores, Inc. (“HSI”), a Minnesota corporation.  HSI is an owner and franchisor of gasoline and convenience stores throughout the northern tier of the United States.

The address of HSI’s principal business and its principal office is 4567 American Boulevard West, Minneapolis, Minnesota 55437.  The name, business address and present principal occupation or employment of each director and executive officer of HSI are set forth in Appendix I hereto and are incorporated herein by reference.  No other person other than persons listed in Appendix I might be deemed to control HSI.  Each of the directors and executive officers of HSI is a United States citizen.

During the last five years, neither HSI nor, to the best of HSI’s knowledge, any person named in Appendix I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the transactions reported herein, and as previously reported, HSI was the economic owner of 5,852,812 shares of the Company’s Common Stock, and was not the beneficial owner of any additional shares of the Company’s Common Stock.

On December 6, 2007, HSI entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which it agreed to purchase 1,002,797 shares of the Company’s Common Stock (the “Shares”) for an aggregate purchase price of $5,916,502.30, or $5.90 per share (the “Stock Purchase”).  The closing market value per share of the Company’s Common Stock on December 5, 2007, was $4.70.

The purchase price for the Shares was paid from HSI’s working capital.  The closing and funding of the purchase and issuance of the Shares occurred on December 6, 2007.  A copy of the Stock Purchase Agreement was filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K dated December 7, 2007, and is incorporated by reference into this Item 3.

The Company provided certain registration rights to HSI under the Stock Purchase Agreement.  Under the Stock Purchase Agreement, the Company agreed to file a shelf registration statement for resales of the Shares within 365 days of the closing date of the Stock Purchase.  The Company is further obligated to use its best efforts to cause the shelf registration statement to become effective under the Securities Act of 1933 within 420 days after the closing date of the Stock Purchase (480 days in the event of a full review of the shelf registration statement by the Securities and Exchange Commission).

In addition to the registration rights granted under the Stock Purchase Agreement, the Company is a party to that certain Registration Rights Agreement among the Company and the shareholders listed in the schedule thereto (including the reporting person) dated March 11, 2004, as amended (the “Registration Rights Agreement”).  The Registration Rights Agreement is incorporated herein by reference to Exhibit 10.22 of the Company’s most recent Form 10-K, filed on April 19, 2007.

Item 4.	Purpose of Transaction

The purpose of the Stock Purchase was to provide a significant portion of the funding required by the Company in connection with the Company’s acquisition of all the outstanding equity securities of Overton’s Holding Company as more fully described in the Company’s Current Statement on Form 8-K dated December 7, 2007.

The acquisition of the Shares by HSI was undertaken for general investment purposes.  HSI has no plans nor proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.  This Schedule 13D is being filed because HSI is not eligible to file Schedule 13G due to HSI’s acquisition of more than 2.0% of the Company’s Common Stock within the previous 12 months.

Item 5.	Interest in Securities of the Issuer

The Company is believed to have 24,072,494 shares of Common Stock outstanding.  HSI beneficially owns 6,855,609 shares of the Common Stock or approximately 28.5% of the outstanding Common Stock and has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of such shares.  HSI does not own or currently have the right to acquire, directly or indirectly, any additional shares of Common Stock of the Company.  All of HSI directors beneficially own Common Stock of the Company, except to the extent that such directors disclaim ownership of such shares.  HSI’s CEO, CFO, President and Secretary each beneficially own Common Stock of the Company except to the extent that such officers disclaim ownership of such shares.  Each such director and officer has filed or will file a Schedule 13D in connection with their change in beneficial ownership of Common Stock of the Company under the Stock Purchase Agreement.

Except for the transaction described in Item 3 above, during the past 60 days there have been no transactions in shares of Common Stock of the Company by HSI or by HSI’s directors or officers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Stock Purchase Agreement and the Registration Rights Agreement contain cross-indemnification provisions between the Company and the other parties thereto and usual and customary terms relating to participation in certain underwritten offerings.

As indicated in Item 3 above, any description herein of provisions of the Stock Purchase Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the full text and terms of such agreement.

Item 7.	Material to Be Filed as Exhibits

The Stock Purchase Agreement, dated December 6, 2007, together with the exhibits, attachments and schedules thereto, is incorporated herein by reference to the Company’s Current Form 8-K filed on December 7, 2007.

The Registration Rights Agreement dated March 11, 2004, as amended, together with the exhibits, attachments and schedules thereto, is incorporated herein by reference to Exhibit 10.22 of the Company’s most recent Form 10-K, filed on April 19, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2007
Date
/s/ Lynn M. Anderson
Signature
Lynn M. Anderson Assistant Secretary
Name/Title

Attention:  Intentional misstatements or omissions of fact

constitute Federal Criminal violations (See 18 U.S.C. 1001)

Appendix I

Set forth below with respect to each director and executive officer of HSI are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is 4567 American Boulevard West, Minneapolis, Minnesota 55437; (b) his or her present principal employment or occupation and the name and (if not HSI) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person).

DIRECTORS

Brian A. Erickson:  (a) see above; (b) Private Investor.

Gerald A. Erickson:  (a) see above; (b) President and Treasurer of HSI.

Neal D. Erickson:  (a) see above; (b) Private Investor.

Richard A. Erickson:  (a) see above; (b) Private Investor.

Ronald A. Erickson:  (a) see above; (b) Chief Executive Officer, Chief Financial Officer and Secretary of HSI.

Charles E. Pihl:  (a) see above; (b) Executive Officer with Holiday Diversified Services, Inc.